Exhibit 99.1

October 28, 2015

Dear Shareholder,

You are cordially invited to attend the 2015 Annual General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (the “Company”), to be held on December 1, 2015, at 4:00 p.m. (Israel time) at the Company’s offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

The Company’s Notice of 2015 Annual General Meeting of Shareholders filed on Form 6-K with the U.S. Securities and Exchange Commission on October 21, 2015 and attached hereto, and the Proxy Statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 26, 2015, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” each of the proposals set forth in the Proxy Statement.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of 2015 Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions in the Proxy Statement.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Tomer Kariv Chairman of the Board of Directors

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

____________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders of Check-Cap Ltd. (the “Meeting”) to be held on Tuesday, December 1, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, for the following purposes:

1.	To elect five directors to serve as members of our Board of Directors (in addition to the two external directors under Israeli law) until our next annual general meeting of shareholders;

2.
To approve the compensation to be paid to each of the non-employee directors (other than the Chairman of the Board and the external directors under Israeli law), subject to their election at the Meeting;

3.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2015 and for such additional period until our next annual general meeting;

4.	To approve the payment of an annual cash bonus to Mr. Guy Neev, our former Chief Executive Officer;

5.	To approve bonus objectives and payout terms for the period ending December 31, 2015 for our Chief Executive Officer;

6.	To approve bonus objectives and payout terms for the period ending December 31, 2015 for our Chief Technology Officer;

7.	To amend Article 45(a) of our articles of association regarding the appointment of alternate directors; and

8.	To review and discuss our financial statements for the year ended December 31, 2014.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Only shareholders of record at the close of business on October 26, 2015, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.

The Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card will be mailed to such shareholders on or about November 6, 2015.  Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, October 27, 2015, via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com, and also at our offices during regular business hours (Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-+972-4-8303400 (phone)).

Proxies must be received by our transfer agent or at our registered office in Israel no later than twenty four (24) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the twenty four (24) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Our company’s representative is Mrs. Dana Zigman-Behrend, our General Counsel, Check-Cap Ltd., Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel; Tel: +972-4-8303424.  Detailed voting instructions are provided both in the Proxy Statement and the proxy card.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

 The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

In addition, for the approval of each of Proposals 4 and 5, one of the following two voting requirements must be met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 5, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-(0)4-8303401 or Dana Zigman-Behrend, General Counsel, at dana.behrend@check-cap.com or +972-(0)4-8303424.

The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on each of Proposals 4 and 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or Chief Executive Officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely, Tomer Kariv Chairman of the Board of Directors

October 21, 2015

- ii -

Check-Cap Ltd.
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

_____________________

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Check-Cap Ltd. to be voted at the 2015 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders.  The Meeting will be held on Tuesday, December 1, 2015, at 4:00 p.m. (Israel time) at our offices at the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

This Proxy Statement, the attached Notice of the Meeting and the enclosed proxy card are being mailed to shareholders on or about November 6, 2015.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following:

1.	The election of five directors to serve as members of our Board of Directors (in addition to the two external directors under Israeli law) until our next annual general meeting of shareholders;

2.
The approval of the compensation to be paid to each of the non-employee directors (other than the Chairman of the Board and the external directors under Israeli law), subject to their election at the Meeting;

3.
The ratification and approval of the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditor for the year ending December 31, 2015 and for such additional period until our next annual general meeting;

4.	The approval of the payment of an annual cash bonus to Mr. Guy Neev, our former Chief Executive Officer;

5.	The approval of the bonus objectives and payout terms for the period ending December 31, 2015 for our Chief Executive Officer;

6.	The approval of bonus objectives and payout terms for the period ending December 31, 2015 for our Chief Technology Officer, who also serves as a director; and

7.	The amendment of amend Article 45(a) of our articles of association regarding the appointment of alternate directors.

In addition, our financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on October 26, 2015.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 26, 2015, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•
Voting by Proxy.  If you are a shareholder of record, these proxy materials are being sent directly to you by our transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope.  If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please follow the voting instructions provided to you by your broker, trustee or nominee.  Proxies must be received by our transfer agent or at our registered office in Israel no later than twenty four (24) hours prior to the designated time for the Meeting. Proxies received by our transfer agent or at our registered office in Israel during the twenty four (24) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer or General Counsel, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent auditors for the fiscal year ending December 31, 2015 and for such additional period until our next annual general meeting; however, we cannot be certain whether this will be treated as a routine matter. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

Proposals 1-3 and 6-7:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals.

Proposals 4 and 5:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals, provided that either of the following two voting requirements are met: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 4 and 5.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 4 and 5.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 4 and 5, you should contact our Chief Financial Officer, Lior Torem, at liort@check-cap.com or +972-(0)4-8303401 or General Counsel, Dana Zigman-Behrend, at Dana.Behrend@check-cap.com or at +972-(0)4-(0)4-8303424.

The Israeli Companies Law, 1999 (the “Companies Law”) requires that each shareholder voting on each of Proposals 4 and 5 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposal.  Otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for the purposes of the proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or Chief Executive Officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of October 26, 2015 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors and executive officers; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 10,805,181 ordinary shares outstanding as of October 26, 2015.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of October 26, 2015 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax Funds(1)	2,374,335.5	20.16%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	1,886,152.5	15.71%
Quant Global Capital Advisors, LLC(3)	1,249,999.5	11.15%
Yoav and Sigalit Kimchy(4)	746,490	6.85%
Docor International B.V.(5)	658,139.5	6.00%
Guy Neev(6)	663,936	5.93%

Directors and Executive Officers
Tomer Kariv(1)	2,374,335.5	20.16%
William (Bill) Densel	-	-
Alon Dumanis(5)	673,262.5	6.13%
Mary Jo Gorman	*	*
Steven Hanley	*	*
Yoav Kimchy(4)	746,490	6.85%
XiangQian (XQ) Lin(7)	265,123.5	2.51%
Walter L. Robb(8)	400,391	3.70%
Richard Stone	*	*
Yuval Yanai	*	*
Lior Torem(9)	138,061	1.27%
Alex Ovadia(10)	116,411	1.07%
Directors and executive officers as a group (12 persons)(11)	5,450,213.5	48.28%
__________________

*Less than 1% of our ordinary shares.

(1)
Includes ordinary shares directly held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”).  Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares.  The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.  Includes (i) 1,385,610 outstanding ordinary shares; (ii) 749,334 ordinary shares subject to warrants that are currently exercisable; and (iii) 239,391.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(2)
Based solely on information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on May 15, 2015.  Includes: (i) 666,667 outstanding ordinary shares; (ii) 886,152 ordinary shares subject to warrants that are currently exercisable; and (iii) 333,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(3)
Based solely on information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015.  Includes: (i) 833,333 outstanding ordinary shares; and (ii) 416,666.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table.

(4)
Includes: (i) 319,553 ordinary shares are directly held by Yoav Kimchy; (ii) 107,384 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable; and (iii) 319,553 ordinary shares are directly held by Sigalit Kimchy.  Yoav Kimchy, our chief technology officer and a director, and Sigalit Kimchy are husband and wife.

(5)
Includes: (i) 484,871 outstanding ordinary shares directly held by Docor International B.V. (“Docor”); (ii) 110,769 ordinary shares subject to warrants that are currently exercisable directly held by Docor; and (iii) 62,499.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, directly held by Docor.  Docor is a wholly-owned subsidiary of Crecor B.V.  Each of Crecor B.V. and Alon Dumanis may be deemed to be the beneficial owner of the aggregate ordinary shares beneficially owned by Docor.  Alon Dumanis disclaims beneficial ownership of the ordinary shares.  In addition, Alon Dumanis directly holds options to purchase 15,123 ordinary shares that are exercisable within 60 days of this table.

(6)	Includes: (i) 265,928 outstanding ordinary shares; and (ii) 398,008 ordinary shares subject to options that are exercisable within 60 days of this table.

(7)
Includes: (i) 166,667 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 83,333.5 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, held by Esco Ventures Pte Ltd.; and (iii) 23,187 ordinary shares subject to options that are exercisable within 60 days of this table, held directly by XiangQian (XQ) Lin.  Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(8)
Includes: (i) 356,075 outstanding ordinary shares held by Counterpoint Ventures Fund LP and Counterpoint Ventures Fund II LP (together, the “Counterpoint Funds”); (ii) 21,250 ordinary shares issuable upon exercise of the Series A Warrants, which are exercisable within 60 days of this table, held by the Counterpoint Funds; and (iii) 23,066 ordinary shares subject to options that are currently exercisable or exercisable within 60 days of this table, held directly by Mr. Robb.  Mr. Robb has advised us that the general partner of each of the Counterpoint Funds is Lion Development LLC, which is 99% controlled by Mr. Walter Robb, and as such, Walter Robb possesses the ultimate voting and investment power over the shares beneficially owned by the Counterpoint Ventures entities.

(9)	Includes: (i) 41,539 outstanding ordinary shares and (ii) 96, 522 ordinary shares, subject to options that are currently exercisable.

(10)	Includes: 116,411 ordinary shares, subject to options that are currently exercisable.

(11)	See footnotes (1)-(10) for certain information regarding beneficial ownership.

Executive Officer Compensation

The following table and accompanying footnotes set forth information regarding the compensation paid to our executive officers, as accrued in our financial statements for the year ended December 31, 2014.(1)

Name and Position(2)	Salary and Related Benefits(3)	Bonus	Value of Share-Based Compensation(4)	Total
Guy Neev Former Chief Executive Officer(5)	$286,506	$151,504	$104,234	$542,244

Yoav Kimchy Chief Technology Officer and Director	$293,138	-	$26,059	$319,197

Lior Torem Chief Financial Officer	$211,184	$50,501	$26,059	$287,744

Alex Ovadia Chief Operations Officer and Israeli Site Manager(6)	$234,187	$23,142	$26,059.	$283,388

_____________________
(1)
The table does not include information regarding (i) William (Bill) Densel, our current chief executive officer, who has served in such capacity since August 2015 and served as our President of U.S. Operations from May 2015 until August 2015; and (ii) warrants issued to the Pontifax Funds in August 2014 to purchase up to 221,539 of our ordinary shares, of which warrants to purchase 110,770 ordinary shares are exercisable at NIS 0.20 per share and warrants to purchase 110,769 ordinary shares are exercisable at $5.06 per share (the “Pontifax Warrants”).  The Pontifax Warrants were issued to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax Funds; and (ii) a representative designated by the Pontifax Funds to serve as the chairman of our board of directors.  Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.  Tomer Kariv, the Chairman of our Board of Directors, and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares beneficially held by the Pontifax Funds.  For additional information regarding the holdings of the Pointifax Funds in our company, see above “Security Ownership of Certain Beneficial Owners and Management.” For additional information regarding the Pontifax Warrants, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions —Pontifax Warrants” of our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.  For information regarding the fair value of the Pontifax Warrants, see Note 12A(5) to our audited financial statements for the year ended December 31, 2014, which form part of our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.

(2)
All executive officers listed in the table are full time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollar at the exchange rate as of December 31, 2014.

(3)
Amounts reported in this column include base salary and related benefits, including those mandated by applicable law. Such benefits may include, to the extent applicable to our executive officers, payments, contributions and or allocations for savings funds, pension, severance, vacation, car or car allowance, risk insurances (e.g., life, disability), convalescence pay, payments for social security, tax gross up payments and other benefits.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to share based compensation. Assumptions and key variables used in the calculations of such amounts are described in Note 12A to our audited financial statements for the year ended December 31, 2014, which form part of our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015.

(5)	Mr. Guy Neev served as our Chief Executive Officer and a director from April 2009 until August 2015 and has served as a consultant since such time and until the end of 2015.

(6)	Mr. Alex Ovadia served as our vice president of research and development from January 2013 until July 1, 2015, at which time he was appointed as our Chief Operations Officer and Israeli Site Manager.

PROPOSAL 1
ELECTION OF DIRECTORS
(Items 1 on the Proxy Card)

Under our articles of association, our Board of Directors must consist of at least four and not more than eleven directors, including at least two external directors required to be appointed under the Israeli Companies Law.  Our Board of Directors currently consists of ten directors, including two external directors.  Each of our directors (other than external directors under the Israeli Companies Law) holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, five of our current directors who are not external directors (within the meaning of the Israeli Companies Law) are standing for reelection at the Meeting, to hold office until our next annual general meeting of shareholders and until his successor is elected and qualified.  All of such directors standing for reelection were elected to serve in such capacity by our shareholders prior to the consummation of our initial public offering, other than Mr. William (Bill) Densel, our Chief Executive Officer, who was elected by our Board of Directors to serve as a director to fill a vacancy as of August 13, 2015.  Each of our two external directors, Mr. Yuval Yanai and Dr. Mary Jo Gorman, will continue to serve in accordance with their respective three-year terms.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his duties as a director of our company, taking into consideration our company’s size and special needs.

In accordance with the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market, we are not obligated to follow the requirements of the NASDAQ Listing Rules with regard to the process of nominating directors, and instead, follow Israeli law and practice, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  However, in October 2015, our Board of Directors voluntarily established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai (an external director within the meaning of the Israeli Companies Law and an independent director within the meaning of the NASDAQ Listing Rules), who serves as the Chairman of the Nominating Committee, Tomer Kariv (the Chairman of our Board of Directors) and Steven Hanley (an independent director within the meaning of the NASDAQ Listing Rules). After reviewing the various considerations, including with respect to the appropriate size and composition of the Board of Directors, the Nominating Committee selected, and recommended to the Board of Directors for selection, the director nominees named below.  The Board of Directors reviewed and discussed the Nominating Committee's recommendations and recommends to our shareholders the following director nominees.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Tomer Kariv has served as a member of our Board of Directors since June 2009 and as the chairman of our Board of Directors since July 2010.  Mr. Kariv has served as a member of the board of directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since March 2008.  Mr. Kariv is the co-founder and since December 2004, has served as Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in bio-pharmaceutical and med-tech technologies.  Mr. Kariv has also served as an active board member of many of the funds’ portfolio companies, assuming a special responsibility for strategic planning.  Among others, since March 2008, Mr. Kariv has served as a board member of Macrocure Ltd. and Arno Therapeutics Inc. In addition, Mr. Kariv serves as a board member of Otic Pharma Ltd. and EyeYon Medical Ltd.  During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions.  Mr. Kariv practiced law with Sullivan & Cromwell, a leading law firm in New York, and holds a B.A. degree in Economics from Harvard University and a J.D. from Harvard Law School.

William (Bill) Densel has served as our Chief Executive Officer and a member of our Board of Directors since August 2015.  Mr. Densel served as our President of U.S. Operations from May 2015 until August 2015 and has served as the President and Chief Executive Officer of our U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  Mr. Densel has a 25-year leadership career, including in his recent roles as Chief Executive Officer of Beacon Endoscopic, Inc. (2013), which was acquired by Covidien plc. in less than one year after he began to serve in such capacity; as General Manager, CardioSCORE for BG Medicine Inc. (2012-2013); and in his roles at Dune Medical Devices, Inc. (2009-2011), lastly as Chief Executive Officer.  Mr. Densel has effectively led teams and utilized his influence across key decision makers in larger organizations such as Cytyc Corporation (2006-2009), which was acquired by Hologic in 2007, where he served in several positions, including Vice President, Marketing – GYN Surgical, Vice President, Emerging Surgical Technologies and Senior Director, Neuroscience; Boston Scientific Corporation (2004-2006), where he served as Director, New Market Development & Strategic Planning – Endosurgery; and Genzyme Biosurgery, where he served in various positions, lastly as Senior Director, Marketing and Business Development - General and GYN Surgery (1993-2004). Mr. Densel has launched several new medical devices during his career, affording him extensive FDA and clinical trial experience.  Mr. Densel served in the U.S. Navy from 1989 to 1993, lastly as Lieutenant, Special Operations.  Mr. Densel has a BA degree in Economics from Duke University.

Steven Hanley has served as a member of our Board of Directors since February 2015.  Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon INC, an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, he led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, his track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America.  Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley has his bachelor’s and master’s degrees in business administration from Marquette University.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015.

XiangQian (XQ) Lin has served as a member of our Board of Directors, since February 2015.  In addition, we have engaged Mr. Lin to provide to us certain business development services in Asia since June 1, 2015. Mr. Lin has served as the Group President and Chief Executive Officer of the Esco Group of Companies, a leading global life sciences tools provider active in laboratory, medical and pharmaceutical equipment based in Singapore, since February 2011.  Since 2014, Mr. Lin has also served as the Managing Partner of Esco Ventures, a strategic investment arm of the Esco Group of Companies, focused on early stage investment in life sciences tools and med-tech start-ups, since he founded it in August 2014.  From January 1997 until February 2011, Mr. Lin held various positions, lastly as Vice President, of Esco Micro Pte Ltd., a family business which he re-engineered into a successful life sciences tools company when he founded the Esco Biotech unit in 2000.  From January 2007 to December 2010, Mr. Lin also served as the President of Esco Technologies, Inc., a wholly-owned U.S. subsidiary of Esco Micro Pte Ltd., which he established following a buy-out of a joint venture partner.  Mr. Lin is the only non-U.S. member of the US NSF Standard 49 Joint Committee and is also a member of the Young Presidents Organization and the Singapore Venture Capital and Private Equity Association. Mr. Lin holds a BSc degree in Economics from the Wharton School, University of Pennsylvania.

Walter L. Robb has served as a member of our Board of Directors since May 2009.  Dr. Robb has served as a member of the Board of Directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since February 2005.  Dr. Robb is the general partner of each of Counterpoint Ventures Fund LP, established in 2004, and Counterpoint Ventures Fund II LP, established in 2011.  Since 2009, Dr. Robb has served as the interim Chief Executive Officer of Cyclics Corporation, which manufactures and supplies resins and thermoplastic tooling products.  Since 1993, Dr. Robb has served as a management consultant and president of Vantage Management, Inc. a private investment and consulting firm. Dr. Robb served as a member of the boards of directors of Celgene Corporation from 1992 to 2011 and has served as a member of the board of directors of Mechanical Technology, Inc. since 2000.  Dr. Robb has also served as a director in several start-up companies over the last 20 years.  Until 1993, Dr. Robb served as senior vice president and director for corporate research and development for General Electric, and served on General Electric’s Corporate Executive Council from 1986 to 1993.  Dr. Robb was the director of GE Medical Systems from 1973 to 1986.  In September 1994, Dr. Robb received the National Medal of Technology from President Clinton for leadership in the CT and MR Imaging Industry.  Dr. Robb holds a BS degree in chemical engineering from Penn State University and an MS degree and PhD in chemical engineering, both from the University of Illinois.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Our Board of Directors has determined that each of Messrs. Yuval Yanai, Steven Hanley, Walter L. Robb and Ms. Mary Jo Gorman meet the independence requirements under the NASDAQ Listing Rules.  Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of seven members, four of whom satisfy the independence requirements of the NASDAQ Listing Rules.  In addition, Mr. Yanai and Ms.  Gorman serve as our external directors within the meaning of and as required under the Israeli Companies Law.

If elected at the Meeting, Steven Hanley shall become a member of our Audit Committee and Compensation Committee.  Each of the members of the Audit Committee are, and following the Meeting shall be, “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

It is therefore proposed that at the Meeting, the shareholders approve the election of each of the following nominees for director:  Messrs. Tomer Kariv, William (Bill) Densel, Steven Hanley, XiangQian (XQ) Lin and Walter L. Robb, to serve as directors of the Company until our next annual general meeting of shareholders.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF COMPENSATION FOR NON-EMPLOYEE DIRECTORS (OTHER THAN THE
CHAIRMAN OF THE BOARD OF DIRECTORS AND EXTERNAL DIRECTORS)
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of remuneration paid to a director of a public company require the approval of the compensation committee, board of directors and the shareholders, in that order.  Subject to the election of the director nominees listed in Proposal 1, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the payment to each such director who is not an employee (other than the Chairman of our Board of Directors and our external directors, within the meaning of the Israeli Companies Law) of an annual fee of US$45,000, paid on a quarterly basis.  As approved by our shareholders at an extraordinary general meeting held on May 19, 2015, our external directors (within the meaning of the Israeli Companies Law) are entitled to the same annual fee for the duration of their respective initial three-year terms.  In addition, if elected at the Meeting, our directors will continue to benefit from the directors’ and officers’ indemnification agreement that we previously entered into with them, as well as from our directors’ and officers’ liability insurance policy.  The directors elected will also be entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors as approved by our shareholders on August 13, 2015 (the “Compensation Policy”).

The proposed payment of an annual fee to our non-employee directors (other than the Chairman of our Board of Directors and our external directors) and other compensation terms are consistent with our Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the payment to each of the non-employee directors of the Company (other than the Chairman of the Board of Directors and the external directors), of an annual fee of US$45,000, paid on a quarterly basis, and the other compensation terms described in Proposal 2 of the Proxy Statement for the 2015 Annual General Meeting of Shareholders, subject to their election at the Meeting.”

Under the Israeli Companies Law, the approval of the compensation for directors requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 3
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, a member firm of Deloitte Touche Tohmatsu, as our independent registered public accountants for the fiscal year ending December 31, 2015 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Brightman Almagor Zohar & Co. has no relationship with us or our U.S. subsidiary except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and applicable law, our Board of Directors determines, at its discretion, the compensation of Brightman Almagor Zohar & Co. for audit and other services, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of our Audit Committee.  The following table sets forth information regarding such compensation as was pre-approved by our Audit Committee and Board of Directors for audit and other services to be provided by Brightman Almagor Zohar & Co.:

Approved Services*	Compensation
Audit services for annual financial statements for the year ended December 31, 2014 and the first three quarters in the year ending December 31, 2015.	Up to US$60,000.
Additional services for the year ending December 31, 2015	Up to US$60,000.
Audit services for annual financial statements for the year ending December 31, 2015 and the first three quarters in the year ending December 31, 2016.	Up to US$60,000.
Additional services for the year ending December 31, 2016.	Up to US$60,000.

*The above table does not include audit related services provided by Brightman Almagor Zohar & Co. in connection with the initial public offering of our securities in the United States and the listing of our securities on the NASDAQ Capital Market in February 2015.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting, be and hereby is ratified and approved, whose compensation for such services is determined by the Board of Directors of the Company, at its discretion, in accordance with the volume and nature of their services, pursuant to the pre-approval and recommendation of the Audit Committee of the Company.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF PAYMENT OF ANNUAL CASH BONUS TO FORMER EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Mr. Guy Neev served as our Chief Executive Officer and a member of our Board of Directors from our inception in April 2009 and until August 2015 and has served as a consultant since such time.  From March 2008 until August 2015, Mr. Neev has served as the Chief Executive Officer of Check-Cap LLC and as a member of the board of directors of Check Cap Ltd. (Delaware), the manager of Check-Cap LLC.  Prior to assuming his position as Check-Cap LLC’s Chief Executive Officer, Mr. Neev served as an executive consultant to Check-Cap LLC and as a part-time Chief Executive Officer for several early stage medical devices companies in Israel.  Between 2004 and 2007, Mr. Neev served as Chief Executive Officer and Vice President of business development of Cappella Inc., a medical devices company developing stents for cardiovascular applications, after serving as a cardiovascular business unit manager at Boston Scientific Corporation from 2003 to 2004.  Prior to that, from 1997 to 2003, Mr. Neev served as business unit manager at Azimuth Technologies Ltd. and as Chief Executive Officer of its subsidiary, Waycomm Wireless Solutions Ltd.  Mr. Neev served as a major in the Israeli Air Force.  Mr. Neev holds a B.A. degree in economics from Bar Ilan University, Israel and a M.I.B. (Masters in International Business) degree from Norges Handelshoyskole, Bergen, Norway.

Under Mr. Neev’s compensation terms as Chief Executive Officer, as approved by our Board of Directors in August 2014 and by our shareholders in September 2014, he is entitled to an annual bonus of up to 30% of his annual salary, at the discretion of the Board of Directors, upon the achievement of certain milestones determined by the Board of Directors.

After reviewing Mr. Neev’s performance and his contribution to the achievement of our company’s long-term goals and objectives during the period of August 2014-August 2015, our Compensation Committee has recommended and approved, and our Board of Directors has also approved and recommends that our shareholders approve, the payment to Mr. Neev of a cash bonus in an amount equal to 30% of his annual salary (i.e., US$84,000) for such 12-month period.

Our Compensation Committee and Board of Directors evaluated, among other things, Mr. Neev’s performance and contribution to advancing our company’s long-term goals and objectives and to our achievements during such 12-month period, including, among others:

•
The successful consummation of a US$13.5 million initial public offering of our securities in the United States (including the over-allotment option) and the listing of our securities on the NASDAQ Capital Market in February 2015, which strengthened our financial position and has the potential to increase public awareness of our company.

•	The successful consummation of a US$12 million private placement that was consummated simultaneously with our initial public offering, which also strengthened our financial position.

•	The attraction of major industry investors to participate in the simultaneous private placement.

•	The effective management of our financial resources, which enabled our cash balance to exceed US$19 million at the end of the second quarter of 2015.

•	The advancement of our clinical program during such 12-month period, including the recruitment of additional patients and the opening of a new site.

•	The recruitment of Mr. William (Bill) Densel, initially as our President of U.S. Operations, and the successful transition of Mr. Densel to the position of Chief Executive Officer.

•	The establishment of our wholly-owned U.S. subsidiary.

In making its recommendation, our Compensation Committee and Board of Directors considered various other factors, including, among others: (i) Mr. Neev’s education, expertise, professional experience, past achievements and skill set within our industry, as detailed above; (ii) the responsibilities and duties of Mr. Neev during the 12-month period and his previous compensation arrangements; (iii) the ratio of the cost of Mr. Neev’s overall compensation package to the cost of the salary of other Company employees (including any employees employed through manpower companies), specifically to the cost of the average and median salaries of such employees, and the potential effect of such ratio on labor relations within our company; (iv) the ratio between the fixed components and variable components of Mr. Neev’s compensation package, and with respect to his performance-based variable compensation - the maximum value at the time of payment and with respect to equity-based variable compensation, the maximum value of the options at the date of grant; and (v) that an annual bonus of 30% of Mr. Neev’s annual salary is consistent with our Compensation Policy, which provides that the maximum bonus amount per year that our Chief Executive Officer will be entitled to receive may be up to 150% of his annual (gross) base salary.

Accordingly, our Compensation Committee and Board of Directors approved the payment to Mr. Neev of a cash bonus in an amount equal to 30% of his annual salary (i.e., US$84,000) for the 12-month period ended August 2015, and determined that the bonus is fair and reasonable under the circumstances.

Under the Israeli Companies Law, the payment of compensation to a Chief Executive Officer must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the payment to Mr. Guy Neev of an annual cash bonus in respect of his performance as the Chief Executive Officer for the 12-month period ended August 2015, as described in Proposal 4 of the Proxy Statement for the 2015 Annual General Meeting of Shareholders, be and hereby is approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF BONUS OBJECTIVES AND PAYOUT TERMS FOR THE PRO-RATED
PERIOD ENDING DECEMBER 31, 2015 FOR THE CHIEF EXECUTIVE OFFICER
(Item 4 on the Proxy Card)

Under the Israeli Companies Law, the terms of the remuneration of a director of a public company for service as a director or in any other capacity, including bonus objectives and payout terms in connection with service as an executive officer, require the approval of the compensation committee, board of directors and shareholders, in that order.

William (Bill) Densel has served as our Chief Executive Officer and a member of our Board of Directors since August 2015.  Mr. Densel served as our President of U.S. Operations from May 2015 until August 2015 and has served as the President and Chief Executive Officer of our U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  See Item 1 for details regarding Mr. Densel’s professional experience and background.

The employment agreement of Mr. Densel for his service as our President of U.S. Operations, which was approved by our shareholders on May 19, 2015, provided, and the employment agreement of Mr. Densel for his service as our Chief Executive Officer, which was approved by our shareholders on August 13, 2015, provides for an annual bonus of up to 50% of his annual fee and annual base salary, respectively (which is consistent with our Compensation Policy), subject to the achievement of certain criteria for each 12 month-period (or such shorter or longer period determined by our Compensation Committee and Board of Directors ), as shall be determined by our Compensation Committee and Board of Directors, in accordance with our Compensation Policy, as in effect from time to time.

Our Compensation Committee and Board of Directors believe that an appropriate bonus plan is one that is designed to effectively and appropriately motivate the executive, on the one hand, and provide for alignment with our long-term corporate objectives, on the other hand.  Accordingly, the Compensation Committee and Board of Directors approved the following quantitative corporate objectives for the period ending December 31, 2015 for Mr. Densel’s pro-rated annual bonus and the following payout terms, which are consistent with our company-wide corporate objectives for such period, as approved by the Compensation Committee and Board of Directors, and in accordance with our Compensation Policy.

•
Up to 80% of Mr. Densel’s pro-rated annual cash bonus for the period ending December 31, 2015 will be based on overall company performance, determined according to the following quantitative measures and our work plan, as follows:

Bonus Objective	Weight
Execute preliminary efficacy clinical study to achieve primary endpoints and timelines, according to our work plan.	35%
Complete system hardware and software optimization for CE Mark version, according to our work plan.	25%
Articulate and implement U.S. regulatory strategy, according to our work plan.	20%

•
Up to 20% of Mr. Densel’s pro-rated annual cash bonus for the period ending December 31, 2015 will be based on an evaluation of Mr. Densel’s overall performance during such period by the Board of Director’s, in accordance with our Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the pro-rated annual bonus objectives and payout terms for the period ending December 31, 2015 for the Chief Executive Officer, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, present in person or by proxy and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent (2%) of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF ANNUAL BONUS OBJECTIVES AND PAYOUT TERMS FOR THE PERIOD
ENDING DECEMBER 31, 2015 FOR THE CHIEF TECHNOLOGY OFFICER, WHO ALSO
SERVES AS A DIRECTOR
(Item 5 on the Proxy Card)

Under the Israeli Companies Law, the terms of the remuneration of a director of a public company for service as a director or in any other capacity, including bonus objectives and payout terms in connection with service as an executive officer, require the approval of the compensation committee, board of directors and shareholders, in that order.

Yoav Kimchy has served as our Chief Technology Officer since our inception in April 2009 and a member of our Board of Directors since April 2009.  Dr. Kimchy founded Check-Cap LLC in December 2004, serving as its president and Chief Executive Officer until March 2008, and as its president and Chief Technology Officer since March 2008.  Dr. Kimchy has also served as a member of the board of directors of Check-Cap Ltd. (Delaware), the manager of Check-Cap LLC, since December 2004.  See Item 1 for details regarding Dr. Kimchy’s professional experience and background.

Under Dr. Kimchy’s compensation terms as Chief Technology Officer, as approved by our Board of Directors in August 2014 and by our shareholders in September 2014, he is entitled to an annual bonus of up to 30% of his annual salary (which is consistent with our Compensation Policy), at the discretion of the Board of Directors, upon the achievement of certain milestones determined by the Board of Directors.

Our Compensation Committee and Board of Directors believe that an appropriate bonus plan is one that is designed to effectively and appropriately motivate the executive, on the one hand, and provide for alignment with our long-term corporate objectives, on the other hand.  Accordingly, the Compensation Committee and Board of Directors approved the following quantitative corporate objectives for the period ending December 31, 2015, consistent with our company-wide corporate objectives for such period, and quantitative individual objectives for Dr. Kimchy and the following payout terms, as approved by the Compensation Committee and Board of Directors, and in accordance with our Compensation Policy.

•
Up to 50% of Dr. Kimchy’s annual cash bonus for the period ending December 31, 2015 will be based on overall company performance, determined according to the following quantitative measures and our work plan, as follows:

Bonus Objective	Weight
Execute preliminary efficacy clinical study to achieve primary endpoints and timelines, according to our work plan.	22%
Complete system hardware and software optimization for CE Mark version, according to our work plan.	16%
Articulate and implement U.S. regulatory strategy, according to our work plan.	12%

•	Up to 30% of Dr. Kimchy’s annual cash bonus for the period ending December 31, 2015 will be based on individual performance measures as follows:

Objective	Weight
Lead technical teams and drive system algorithms optimization for finalization of CE Mark version, according to the Company's work plan.	30%

•
Up to 20% of Dr. Kimchy’s annual cash bonus for the period ending December 31, 2015 will be based on an evaluation of Dr. Kimchy’s overall performance during such period by the Board of Directors, in accordance with our Compensation Policy.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the annual bonus objectives and payout terms for the period ending December 31, 2015 for the Chief Technology Officer, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, be, and hereby are, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
AMENDMENT OF ARTICLE 45(A) OF THE ARTICLES OF ASSOCIATION REGARDING THE
APPOINTMENT OF ALTERNATE DIRECTORS
(Item 6 on the Proxy Card)

In accordance with the Israeli Companies Law, a person may not be appointed as an alternate director unless the company’s articles of association include a provision permitting such appointment.  The Israeli Companies Law sets forth certain restrictions as to who may be appointed as an alternate director.  Among other things, a person shall not be appointed as an alternate director unless he or she is eligible to serve as a director, and a person serving as a director or an alternate director may not serve as an alternate director.  If a company’s articles of association permit the appointment of alternate directors, a serving director may be appointed to serve as an alternate director on a committee of the board of directors, provided that the alternate director nominee does not serve as a member of such committee at the time of appointment, and if the alternative director is to serve on behalf of an external director (within the meaning of the Israeli Companies Law), the alternate director nominee must be an external director with accounting and financial expertise” or “professional qualifications” (as such terms are defined in the Israeli Companies Law and regulations thereunder), according to the qualifications of the external director being replaced.

Article 45(a) of our Articles of Association, as currently in effect, provides that subject to the provisions of the Israeli Companies Law, a director may, by written notice to us, appoint, remove or replace any person as an alternate for himself or herself; provided that the appointment of such person as alternate director shall have effect only upon and subject to such appointment being approved by our Board of Directors.  As an alternate director nominee is not counted as participating in a meeting of a board of directors for quorum purposes until he or she has been appointed as an alternate director, the requirement that that our Board of Directors approve the appointment of an alternative director has, at times, made it difficult for us to obtain a quorum for a meeting of our Board of Directors in order to approve the appointments of alternate directors.  Accordingly, at the Meeting, our shareholders will be asked to amend Article 45(a) to remove the requirement that our Board of Directors approve the appointment of an alternative director.  Such limitation is not required by the Israeli Companies Law.  Except as described above, Article 45 of our Articles of Association shall remain unchanged.

If the proposed amendment is approved by our shareholders at the Meeting, amended Article 45(a) shall read as follows:

“(a)           Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.”

Under the Israeli Companies Law, an amendment to our Articles of Association requires the approval of our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment of Article 45(a) of our Articles of Association, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and its representative will present to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2014.  This Item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2014, which form part of our annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015, is available for viewing via the SEC’s website at www.sec.gov as well as under the Investors section of our website at http://ir.check-cap.com/.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request.  None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

We are subject to the information reporting requirements of the Exchange Act, as applicable to foreign private issuers.  We fulfill these requirements by filing reports with the SEC.  Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Tomer Kariv Chairman of the Board of Directors

Date: October 28, 2015